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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                         AmerInst Insurance Group, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Shares, par value $1.00
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G0327K-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        AmerInst Investment Company, Ltd.
                                 Stuart Grayston
                        c/o USA Offshore Management, Ltd.
                                  Windsor Place
                        18 Queen Street, P.O. Box HM 1601
                             Hamilton, Bermuda HMGX
                                 (441) 296-3973

                                 with a copy to:
                                  John E. Lowe
                                Altheimer & Gray
                              10 South Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 715-4000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 6, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Check the following box if a fee is being paid with the statement. [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G0327K100                                                  Page 2 of 6
--------------------------------------------------------------------------------

   1.     Name of Reporting Person:

          AmerInst Investment Company, Ltd.
--------------------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group:

                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------

   3.     SEC Use Only

--------------------------------------------------------------------------------

   4.     Source of Funds:  WC
--------------------------------------------------------------------------------

   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):
                                                                             [_]
--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization:  Bermuda

                          ------------------------------------------------------
Number of                 7.    Sole Voting Power: 25,097
Shares                    ------------------------------------------------------
Beneficially              8.    Shared Voting Power:  -0-
Owned By                  ------------------------------------------------------
Each                      9.    Sole Dispositive Power: 25,097
Reporting                 ------------------------------------------------------
Person                    10.   Shared Dispositive Power:  -0-
With
--------------------------------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

          25,097
--------------------------------------------------------------------------------

   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11): 7.6%
--------------------------------------------------------------------------------

   14.    Type of Reporting Person:  OO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

Item 1 is amended and restated to read in its entirety as follows:

     This statement relates to the Common Shares, par value $1.00 (the "Common Shares") of AmerInst Insurance Group, Ltd., a Bermuda company ("Issuer"). The principal executive offices of the Issuer are located at c/o USA Offshore Management, Ltd., Windsor Place, 18 Queen Street, P.O. Box HM 1601, Hamilton, Bermuda HMGX.

Item 2.  Identity and Background.
         -----------------------

Item 2 is amended and restated to read in its entirety as follows:

     (a)-(c) Pursuant to Rules 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13D Statement on behalf of AmerInst Investment Company, Ltd., a Bermuda company (the "Reporting Person"). The Reporting Person, a wholly-owned indirect subsidiary of the Issuer which holds almost all of the Issuer's investment portfolio, has its principal place of business at c/o USA Offshore Management, Ltd., Windsor Place, 18 Queen Street, P.O. Box HM 1601, Hamilton, Bermuda HMGX.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Not required.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     The source and amount of the funds used or to be used by the Reporting Person to purchase the Common Shares are as follows:

                  Source of Funds                    Amount of Funds
                  ---------------                    ---------------
                  Working Capital (1)                $141,377



-----------
(1) As used herein, the term "Working Capital" includes income from the business operations of the Reporting Person. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Common Shares.

Item 4.  Purpose of Transaction.
         ----------------------

Item 4 is amended and restated to read in its entirety as follows:

     On June 1, 2002, the Board of Directors of the Reporting Person, which holds almost all of the Issuer's investment portfolio, authorized the Reporting Person to spend up to $1 million to purchase outstanding Common Shares of the Issuer. On September 8, 2000, the Bermuda Monetary Authority authorized the purchase of up to 15,000 Common Shares pursuant to the June 1 Board authorization. Such purchases are effected through privately negotiated transactions and are in addition to the Reporting Person's practice of purchasing the shares of individuals who have died or retired from the practice of public accounting. Subsequently, on July 19, 2002, the Bermuda Monetary Authority authorized blanket permission for the Reporting Person to purchase Common Shares from individuals who have died or retired from the practice of public accounting and on a negotiated case-by-case basis without limit. To date, the Reporting Person has purchased to date 13,851 Common Shares for a purchase price of $430,733. In addition, the Reporting Person has purchased to date 11,246 Common Shares from individuals who have died or retired for a purchase price of $494,767.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

Item 5 is amended and restated to read in its entirety as follows:

(a) Percentage interest calculations for the Reporting Person are based upon the Issuer having 331,751 total outstanding common shares.

     The aggregate number of Common Shares that the Reporting Person owns beneficially, pursuant to Rule 13d-3 of the Act, is 25,097, which constitutes approximately 7.6% of the outstanding Common Shares.

(b) The Reporting Person has sole power to vote for all 25,097 Common Shares. The Reporting Person has sole power to dispose of all 25,097 Common Shares.

(c) Since the filing of the initial Schedule 13D, the Reporting Person has purchased Common Shares as set forth on Schedule I attached hereto.

     Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, the Reporting Person has not effected any transactions in the Common Shares since the initial filing.

(d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Common Shares owned by the Reporting Person.

(e)  Not applicable.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:            December 9, 2002



                                                            /s/ Stuart Grayston
                                                            -------------------
                                                            Stuart Grayston
                                                            President

                                  SCHEDULE I TO
                        SCHEDULE 13D AMENDMENT NO. 1 FOR
                        AmerInst Investment Company, Ltd.

                Date of                  Number of          Price Per
                Transaction              Shares             Share ($)
                -----------              ------             ---------
                05/13/2002                 65               $29.54
                05/13/2002                 15               $47.52
                05/14/2002                 53               $47.52
                05/14/2002                 36               $47.52
                05/28/2002                 93               $32.00
                06/17/2002                100               $47.52
                06/17/2002                 14               $47.52
                06/17/2002                200               $44.21
                06/17/2002                 50               $47.52
                06/19/2002                 12               $47.52
                07/4/2002                  56               $47.52
                07/4/2002                 300               $33.50
                07/25/2002                300               $47.52
                07/29/2002                986               $33.50
                08/20/2002                 68               $47.52
                09/11/2002                180               $33.00
                10/15/2002                 30               $33.33
                10/25/2002                 49               $33.50
                11/25/2002                570               $34.00
                11/26/2002                100               $47.52
                11/26/2002                 40               $47.52
                11/28/2002                 20               $47.52
                12/6/2002                  20               $47.52
                12/6/2002                 150               $47.52
                12/6/2002                  50               $47.52
                12/6/2002                  32               $47.52
                12/6/2002                  75               $47.52